March 5, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-3561

Attn:	Christopher Edwards and Christine Westbrook, Office of Life Sciences

RE:	ReWalk Robotics Ltd. Post-Effective Amendment No. 1 to Form S-1 Filed February 20, 2020 File No. 333-235932

Dear Mr. Edwards and Ms. Westbrook:

On behalf of our client, ReWalk Robotics Ltd. (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Post-Effective Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”) contained in the Staff’s letter dated February 27, 2020 (the “Comment Letter”).

In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is submitting it together with this response letter.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments. We have included page numbers to refer to the location in the revised Registration Statement where the revised language addressing a particular comment appears.

Incorporation of Certain Documents by Reference, page 2

1.	We note that your registration statement incorporates by reference your Form 10-K for the fiscal year ended December 31, 2019, which in turn incorporates by reference certain Part III information from a proxy statement that you have not yet filed. Please be advised that we cannot accelerate the effective date of your post-effective amendment until you have amended your Form 10-K to include Part III information or filed the definitive proxy statement. For guidance, please refer to Compliance and Disclosure Interpretations, Securities Act Forms Questions 123.01.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure to include Form 10-K Part III information on pages 8 through 29.

Securities and Exchange Commission

March 5, 2020

General

2.	We note that you have omitted substantially all of the disclosure required by Part I of Form S-1 in this post-effective amendment to your registration statement on Form S-1. Please amend to include all of the disclosures required by Part I. Refer to Rule 472(b) of the Securities Act of 1933, as amended.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure. The information in Item 11 paragraphs (a) through (j) of Form S-1 are incorporated by reference to the annual report on Form 10-K for the year ended December 31, 2019, filed with the Commission on February 20, 2020. The information in Item 11 paragraphs (k) through (m) of Form S-1 are included in the Registration Statement.

We appreciate your assistance in addressing the Company’s responses to your comments.  Please direct any questions or comments regarding the foregoing to the undersigned at 212 819 8754 or to Scott Levi at 212 819 8320.

Sincerely,

/s/ Colin Diamond
Colin Diamond

cc:	Larry Jasinski, Chief Executive Officer, ReWalk Robotics, Ltd. Ori Gon, Chief Financial Officer, ReWalk Robotics, Ltd.

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